September 24, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Chambre Malone

Re:	Keyuan Petrochemicals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 2, 2010
File No. 333-167029

Dear:

This letter is provided in response to your letter dated September 16, 2010 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Statement of Operations Data, page 5

1.	Please amend your filing to present the six months ended June 30, 2010. Furthermore, please revise your filing to present the historical and pro forma EPS for all periods presented

Response: Pursuant to your comment, we have revised our Statement of Operations data to present the six months ended June 30, 2010.  In addition, we have revised our filing to present historical EPS data for all periods presented.

Item 7. Selling Stockholders, page 20

2.
We note your reference to Brill Securities, Meyer Associates LP and SHP Securities, LLC as selling stockholders on page 21. Please add these selling stockholders and their holdings to the chart on page 22.

Response: Pursuant to your comment, we have included Syndicated Capital, LLC., Brill Securities, Meyer Associates LP and SHP Securities, LLC as selling stockholders in the Selling Stockholder Table on page 22. In addition, we removed SHP Securities, LLC from our selling stockholder whom we did not issue any securities to in this offering and was mistakenly included in the filing.

Item 8. Plan of Distribution, page 34

3.
We note your response to comment ten issued in our letter dated August 9, 2010. Please revise your disclosure in this section to identify the broker-dealers, Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and SHP Securities, as underwriters in this offering.

Response: Pursuant to your comment, we have revised our filings throughout to provide specific information about the issuance to broker-dealers including Tripoint Global, Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and their involvement in this offering. Also, we removed SHP Securities, LLC from our selling stockholder whom we did not issue any securities to in this offering and was mistakenly included in the filing. The revised disclosure shall be read as follows:

“TriPoint Global Equities, LLC (“TriPoint Global”) is a registered broker dealer and FINRA member firm and listed as a Selling Stockholder in this prospectus. TriPoint Global served as placement agent for our Private Placement, which was completed on May 17, 2010.  Syndicated Capital, Inc., Brill Securities, Meyer Associates LP also served as sub-placement agents in connection with the Private Placement and received the shares they are offering for resale in this prospectus as placement agent compensation in connection with the Private Placement.”

Item 11. Information with Respect to the Registrant, page 39

4.
We note your disclosure in the last paragraph and on page 40 that you plan to expand to add a new Styrene-Butadiene production facility. Please revise to disclose the timeline and expected capital investment for the asphalt production facility.

Response:  pursuant to your comment, we have revised our disclosure regarding the Company on Page 39 and 40 of the prospectus to provide more specific information about the current expansion plan and the timelines. As Comment 6 below herein addresses to production capability assuming completion of the SBS facility, which is one part of our expansion plan. We revised our disclosure to respond to this Comment and Comment 6 together in the following response to Comment 6.

5.	Please revise the second paragraph on page 40 to disclose your basis for your sales and profit projections for the SBS facility

Response: Pursuant to your comment, we have revised the second paragraph on page 40 to disclose our basis for the sales and profit projections for the SBS facility as follows.

“In addition, we are currently working on building new facility for producing Styrene-Butadience-Styrene (the “SBS”), one of the Styreneic Block Copolymers.  SBS is a product with high product margin with major application for footwear, adhesive, polymer modification and modified asphalt industries. The SBS facility will be built on the 1.2 million square feet land that we just received written confirmation for reservation from local government on August 13, 2010.  The construction may start in September, 2010 and will take approximately12 months to complete. The designed capacity of SBS will be 70,000 metric ton a year. China’s current domestic production capacity of SBS is approximately 600,000 tons a year with an estimated domestic demand of 750,000 tons (data source: http://www.cpi360.com/docpage/c419/200906/0603_419_546403.aspx which is set up by Eastern-China International P&C Net). The total investment of the SBS facility is estimated to be $17.5 million.  We expect to start the trial run in the forth quarter of 2011 and commence the production in late 2011.  We expect to generate net profit margins of 10% for our production of SBS once the facility reaches normal production levels. The SBS facility is anticipated to achieve 80% utilization rate in 2012, the first full year of production, and generate approximately $110 million in sales and $10million to $11million in profit in 2012. The basis for the sales for the SBS facility is as follows: 56000 metric tons a year (80% capacity utilization * 70,000 tons capacity) * $1970 (the expected sale price per ton) =$110 million.”

6.	Please revise to include a chart showing your production capacity assuming completion of the SBS facility. We note disclosure on page 102 regarding the designated capacity of SBS

Response: Our expansion plan includes an additional storage capacity, a raw material pre-treatment facility, an asphalt production facility and a SBS production facility. Pursuant to your comment, we have included a chart showing our production capacity upon completion of the whole expansion plan  and our revised Production Capacity and Expansion disclosure shall be read as follows:

“Production Capacity and Expansion

…

In order to develop our business to meet the increasing customer purchase orders, our management team plans to expand our manufacturing capacity to include :

a)	additional storage capacity which will allow us to take better advantage of price variations to our raw materials costs as well as our finished products sales,

b)
 a raw material pre-treatment facility which will allow us to handle lower grade raw materials thereby helping us to further decrease raw material costs,  improve efficiency in current production process and provide necessary feedstock for asphalt production;

c)	an asphalt production facility, which will add with 300,000 MT annual capacities to our current facility;

d)	an SBS production facility which will have a designed capacity of 70,000 MT per year .

In anticipation of the increasing needs of raw materials and the production of finished goods along with our development of raw material facility, the asphalt facility and SBS facility, we are currently working on building additional storage capacity for raw material and for finished goods to increase our current 100,000 MT of storage capacity to 200,000 MT. The additional storage capacity will allow us to take better advantage of price variations to our raw materials costs as well as our finished products sales.

The addition of a raw material pre-treatment facility will greatly enhance our capability to handle tougher raw materials and reduce raw material cost. The pre-treatment equipment will be utilized prior to the catalytic pyrolysis processing. After pre-treatment, the “better” raw materials will go to the catalytic pyrolysis process and the “poorer” raw materials will go to the asphalt production facility. To be more specific, the raw materials coming from storage tanks will go through heat exchanging process and will be mixed with solvent in the mixer before going to the two level extractors for separating process. Through different levels of separation, the higher quality raw material will go to catalytic pyrolysis process and the lower quality raw material will be generated into asphalt products through the modifying process. Raw material pre-treatment facility will allow us to introduce a even lower grade heavy oil which ultimately lowers raw material costs.

We believe developing asphalt production capability fits into our overall business: first, there is a huge market demand in China due to China’s focus on building infrastructure to support further economic growth and the under-developed domestic supply; second, asphalt production can provide a better use of our production residuals and the lower quality materials. Currently, our production residuals are sold as scrap, however, with our expanded asphalt production, we can use those residuals to produce asphalt which can be sold at a much higher price. We expect the increased revenue and net profit from asphalt production will contribute significantly to our overall success; third, our management teamhas in-depth knowledge and expertise in designing, building and managing an asphalt production facility. Our CEO, Mr. Chunfeng Tao had successfully built and managed Ningbo Daxie Liwan Petrochemical Co.(later purchased by China National Offshore Oil company) to an annual production of 500,000 metric tons of high grade asphalt.  We plan to produce high-grade pavement asphalt which is the building material for highways and various grades of roads including urban fast roads and trunk roads with heavy traffic flow. High-grade pavement asphalt can also be used as raw materials for emulsified asphalt, diluted asphalt and modified asphalt.  We expect the asphalt facility will be completed by end of June, 2012.

In addition, we are currently working on building a new facility for producing Styrene-Butadience-Styrene (the “SBS”), one of the Styreneic Block Copolymers.  SBS is a product with high product margin with major application for footwear, adhesive, polymer modification and modified asphalt industries. The SBS facility will be built on the 1.2 million square feet of land for which we recently received written confirmation for reservation from local government on August 13, 2010. We currently anticipate that the construction will start in September, 2010 and will take approximately12 months to complete. The designed capacity of the SBS facility would allow for production of up to 70,000 metric tons per year. China’s current domestic production capacity of SBS is approximately 600,000 tons a year with an estimated domestic demand of 750,000 tons (data source: http://www.cpi360.com/docpage/c419/200906/0603_419_546403.aspx which is set up by Eastern-China International P&C Net). The total investment of the SBS facility is estimated to be $17.5 million.  We expect to start the trial run in the forth quarter of 2011 and commence the production in late 2011.  We expect to generate net profit margins of 10% for our production of SBS once the facility reaches normal production levels. The SBS facility is anticipated to achieve 80% utilization rate in 2012, the first full year of production, and generate approximately $110 million in sales and $10million to $11million in profit in 2012. The basis for the sales for the SBS facility is as follows: 56000 metric tons a year (80% capacity utilization * 70,000 tons capacity) * $1970 (the expected sale price per ton) =$110 million.

The estimated cost of storage capacity expansion, raw material pre-treatment facility and asphalt facility is  approximately $75.8 million including $5.8 million for purchasing land, $20 million for facility construction, $40 million for new equipments,  and $10 million for working capital.

Our current annual designed manufacturing capacity is 550,000 metric tons of a variety of petrochemical products. With the additions of SBS (70,000 MT) and asphalt capacity (300,000 MT), our total production capacity will reach 920,000 MT a year. The following chart depicts the breakdown of our total 920,000 MT production capacity after the completion of SBS and asphalt facilities:

Capacity Breakdown with Asphalt Facility &SBS (MT)

Our estimated completion timeline for our expansion projects is as follows:

Expansion Project	Expected Completion Date
SBS Production Facility	End of Q3, 2011
Storage Facility	End of Q4, 2011
Raw Materials Pre-treatment Facility	End of Q1, 2012
Asphalt Production Facility	End of Q2, 2012

In order to expand our facilities, we need to acquire use rights of additional land. In China, the government is responsible for overall land planning and they will often select a target company to maximize the benefits of land use for a particular area. We have been in regular communications with the Ningbo Municipal Government about the land use rights for approximately 1.2 million square feet of land adjacent to our current production facility. We submitted our application to the local government for a land bidding process slated on July 13, 2010 which is a necessary legal proceeding to acquire the land use rights in China. We were the only bidder in this process because the land is well integrated with our existing site. The bidding process was completed on August 13, 2010 and we entered into land use right transfer agreements with the local government on August 18, 2010.

Statement of Operations, page 55

7.	Please amend your filing to include an income statement for the six months ended June 30, 2010 and EPS data for all periods presented. Refer to Rule 8-03 of Regulation S-X for guidance.

Response: Pursuant to your comment, we have revised our income statement to include the six months ended June 30, 2010.  In addition, we have revised our filing to present historical EPS data for all periods present.

We have also reviewed the calculation of the denominator for the diluted earnings per share to ensure that the 47,658 shares of Series M preferred stock that was issued for all outstanding ordinary shares of Keyuan International (in the Share Exchange) was properly included in the dilutive equity securities.  Since the Share Exchange was accounted for as a reverse acquisition, the Series M preferred shares are included in the company’s statement of shareholder equity on a retroactive basis and the equity strucuture is restated using the exchange ratio estabilished in the acquisition agreement.  As such, the 47,658,000 common shares from the convertible Series M are considered as part of the diluted equity securities.

The orginal, the calculation of dilutive equity securities did not include the effect of 47,658,000 shares of common stock issuable upon conversion of the Series M for the entire three and six months periods.   As a result, we are revising the denominator for the diluted earnings per share to include the effect of the warrants.  The revised denominator of diluted earnings per share will now be 54,930,660 and 51,314,420 for the three and six months ended June 30, 2010, respectively.

In summary, earning per share on a basic and diluted basis for the three months ending June30, 2010 will be calculated as follows:

Net income	$4,924,004

Weighted average common shares
(denominator for basic earnings per share)	2,387,451

Effect of dilutive securities:
Convertible Series A preferred stock	4,885,208
Convertible Series M preferred stock	47,658,000

Weighted average common shares
(denominator for diluted earnings per share)	54,930,660

Basic earnings (loss) per share	$2.06
Diluted earnings (loss) per share	$0.09

In summary, earning per share on a basic and diluted basis for the tsix months ending June30, 2010 will be calculated as follows:

.

Net income	$10,655,276

Weighted average common shares
(denominator for basic earnings per share)	1,200,321

Effect of dilutive securities:
Convertible Series A preferred stock	2,456,099
Convertible Series M preferred stock	47,658,000

Weighted average common shares
(denominator for diluted earnings per share)	51,314,420

Basic earnings (loss) per share	$8.88
Diluted earnings (loss) per share	$0.21

Financial Statements, page 76

8.	Please revise your filing to present the Consolidated Statement of Changes of Shareholders’ Equity pursuant to ASC 505-10-50-2(paragraph 10 of APB 12) as of June 30, 2010.

Response: Pursuant to your comment and per the guidance of ASC 505-50-2, we have revised our filing to include a statement of shareholders’ equity for the period ended June 30, 2010.  The disclosure of changes in shareholders’ equity and changes in the number of shares of equity in the interim period is presented to make the financial statements sufficiently informative.  In addition, we have revised the statement of stockholders’ equity for the period ended December 31, 2008 to show the effect of the reverse merger on a retroactive basis.

Consolidated Statements of Operations, page 78

9.	Please revise your filing to present EPS for each period presented

Response: Pursuant to your comment, we have revised our filing to present EPS data for all periods presented.

Consolidated Statements of Cash Flows, page 80

10.
We have read your response to comment 17 from our letter dated August 9, 2010. Your cash balance as of December 31, 2009 was $14 million, however on your cash flow statement you present your ending cash balance was $20 million as of December 31, 2009. It appears you continue to include restricted cash of $6 million. Please amend your filing to reconcile the ending cash balance on your cash flow statement to the ending balance on your balance sheet as of December 31, 2009. Refer to ASC 230-10-45-4 for guidance

Response: Pursuant to your comment, we have reviewed our cash flow statement as of December 31, 2009 and recognized that the number $20,043,345 of our ending cash balance as of December 21, 2009 was a typo and the correct number shall be $14,043,345. Therefore, the related consolidated statements of cash flows shall be read as follows in our disclosure:

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2009	2008
Cash flows from operating activities:
Net loss	$(8,833,069)	$(1,501,928)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	388,505	375,207
Deferred tax assets	(2,944,350)	(441,794)
Changes in current assets and current liabilities:
Trade notes receivable	(400,245)	-
Inventory	(32,242,065)	(327,395)
Advance payments for raw materials	(7,412,651)	-
Prepaid VAT taxes	(15,254,584)	-
Other current assets	(146,025)	(90,082)
Accounts payable – trade and accrued expenses	2,842,088	44,245
Trade notes payable	13,710,718	-
Advance from customers	16,539,489	-
Other current liabilities	87,031	155,385
Total adjustments	(24,832,089)	(284,434)

Net cash used in operating activities	(33,665,158)	(1,786,362)

Cash flows from investing activities:
Advance payments for construction in progress	-	(14,593,097)
Advance payments for intangible – rights to use land	-	936,975
Loan to directors	(47,160)	(60,543)
Loan to unrelated parties	(1,068,085)	-
Acquisition of property and equipment	(81,694,288)	(29,946,389)
Acquisition of intangible assets	-	(5,835,310)
Accounts payable – construction related	41,454,808	2,941,596

Net cash used in investing activities	(41,354,725)	(46,556,768)

Cash flows from financing activities:
Restricted cash	(6,012,690)	-
Due to former shareholder	(7,491,115)	8,086,170
Proceeds from bank loans	82,834,650	44,254,050
Proceeds from unrelated party loans	952,965	-
Contribution from shareholders	9,665,475	1,543,405

Net cash provided by financing activities	79,949,285	53,883,625

Effect of foreign currency translation on cash	6,716	324,172

Net increase in cash and cash equivalents	4,936,118	5,864,667

Cash and cash equivalents at beginning of year	9,094,537	3,229,870

Cash and cash equivalents at end of year	$14,030,655	$9,094,537

Supplemental schedule of non cash activities
Advance payments exchanged for property and equipment	$17,838,258	$-

Pro Forma Combined Financial Statements, page 94

11.	Please amend your filing to delete all pro forma financial information for the period ended March 31, 2010, as you no longer have financial statements related to the period in your filing.

Response: Pursuant to your comment, we have deleted all pro forma financial information for the period ended March 31, 2010.

12.
Please amend your filing to include pro forma information for the six months ended June 30, 2010. Further, on page four you state that 12.1 million shares of common stock will be available after the offering. Given this, it appears the 12.1 million shares of common stock may be more appropriate in calculating your pro forma basic EPS than the 3.2 million shares. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Response: Since the share exchange between the Company and Keyuan International was completed on April 22, 2010 and (in accordance with the Accounting and Financial Reporting Interpretations and Guidance issued by the SEC staff) was accounted for as a reverse acquisition, the consolidated financial statements of the combined entity are in substance those of Keyuan International’s, with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of consummation of the Share Exchange and, as a result, the June 30, 2010 financial statements show the financial statements of the combined company.  However, pursuant to your comment and to show the investor the effect of the acquisition of Keyuan International at an earlier date for informational purposes, we will revise our filing to include pro forma EPS information for the six months ended June 30, 2010.

Additionally, the 12,136,003 common shares listed as outstanding after the offering on page 4 of our prospectus include the 3,181,504 shares currently outstanding (including 984,704 shares of common stock issued as part of the financing), 6,738,336 shares of our Common Stock (the “Conversion Shares”) issuable upon the conversion of our Series A Preferred Stock, and 2,216,163 shares of our Common Stock issuable upon exercise of Warrants. The Warrant Shares are comprised of (i) 748,704 shares of Common Stock issuable upon exercise of Series A Warrants to purchase our Common Stock, (ii) 748,704 shares of Common Stock issuable upon exercise of Series B Warrants to purchase our Common Stock and (iii) 718,755 shares of Common Stock issuable upon exercise of placement agent Warrants to purchase our Common Stock issued to TriPoint Global Equities, LLC, as placement agent in connection with the Private Placement, and certain of its designees as set forth in this prospectus.

Given that consummation of the private placement was conditioned upon execution of the Share Exchange the pro forma EPS data should include the private placement securities in the calculations for all periods presented as per the guidance of Article 11-02(b)(6) of Regulation SX.  As such, the calculation of dilutive equity securities for the pro forma EPS will include the effect of 2,216,162 shares of common stock issuable upon exercise of the warrants. In addition, the Series A (that was issued as part of the private placements) and Series M preferred shares(that was issued as a result of the reverse merger), or the dilutive equity securities, add an additional 6,738,336 and 47,658,000 common shares respectively.   The denominator of diluted Pro Forma earnings per share for the six months ended June 30, 2010 will be 59,794,002.

In summary, the pro forma earnings per share on a basic and diluted basis for the six months ending June 30, 2010 will be calculated as follows:

Net income	$10,655276

Weighted average common shares
(denominator for basic earnings per share)	3,181,504

Effect of dilutive securities:
Convertible Series A preferred stock	6,738,336
Convertible Series M preferred stock	47,658,000
Warrants	2,216,162

Weighted average common shares
(denominator for diluted earnings per share)	59,794,002

Basic earnings (loss) per share	$3.35
Diluted earnings (loss) per share	$0.18

As a result, the Pro Forma EPS presented in our prospectus will now be as follows:

PRO FORMA EPS (UNAUDITED)

	Keyuan International Group LTD.	Keyuan International Group LTD.	Keyuan International Group LTD.
	Six Months Ended	Year Ended	Year Ended
	June 30,	December 31,	December 31,
	2010	2009	2008
	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	$10,655,276	$(8,833,069)	$(1,501,928)

Other comprehensive income (loss)
Foreign currency translation gain	199,256	15,991	649,089

Comprehensive income (loss)	$10,854,532	$(8,817,078)	$(852,839)

Net income (loss) per Share
Basic	$3.35	$(2.78)	$(0.47)
Diluted	$0.18	$(2.78)	$(0.47)

Weighted average shares outstanding
Basic	3,181,504	3,181,504	3,181,504
Diluted	59,794,002	3,181,504	3,181,504

Management Discussion and Analysis, page 101

Overview, page 101

13.	Please revise the last sentence of the first paragraph to include the SBS facility as a part of your planned manufacturing expansion.

Response: Pursuant to your comment, we have revised the overview of the Company on page 101 as follows:

“Overview

Prior to the consummation of the share exchange transaction described below, we were a shell company with nominal operations and nominal assets. Currently, we are a holding company operating through our wholly-owned subsidiary, Keyuan Plastics, located in Ningbo, China. We are a manufacturer and supplier of numerous petrochemical products in China. Operating through our wholly-owned subsidiary, Keyuan Plastics, we have an annual petrochemical manufacturing capacity of 550,000 MT, utilizing manufacturing technologies that lower our raw material costs while enhancing our production output. In anticipation of the growing demand in China’s refined petrochemical products, we intend to expand our manufacturing capacity to include a raw material pre-treatment facility, additional storage capacity and an asphalt production facility and a SBS production facility.”

Results of Operations, page 105

14.
For the three months ended March 31, 2010 you reported $1 million for your provision for income taxed and $904,000 for the three months ended June 30, 2010. Given this, it is unclear to us why you have reported zero for income taxes for the six months ended June 30, 2010 on page 106. Please advise or revise. If revision is necessary, please review your document for other errors.

Response: Pursuant to your comment, we have revised our filings as follows

	For the three months Ended June 30,		For the six months Ended June 30,
	2010	2009	2010	2009

Sales	$131,997,217	$--	$249,369,103	$--
Cost of sales	123,351,375	-	231,907,817	-
Gross profit	8,645,842	-	17,461,286	-

Operating expenses
Selling expenses	258,901	-	343,413	-
General and administrative expenses	1,088,256	709,161	1,893,788	1,236,593
Total operating expenses	1,347,157	709,161	2,237,201	1,236,593

Gain (loss) from operations	7,298,685	(709,161)	15,224,085	(1,236,593)

Other income (expenses):
Interest expense, net	(1,589,937)	(274,460)	(2,663,462)	(253,179)
Non-operating expenses	118,802	(138,257)	9,599	(140,906)
Total other expenses	(1,471,135)	(412,717)	(2,653,863)	(394,085)

Income (loss) before provision for income tax	5,827,550	(1,21,878)	12,570,222	(407,669)
Provision(benefit) for income tax	903.546	(280,469)	1,914,946-	(407,669)
Income (net) loss	4,924,004	(841,408)	10,655,276	(1,223,008)
Other comprehensive income
Foreign currency translation adjustment	196,958	9,160	199,256	(4,478)

Comprehensive income (loss)	$5,120,962	$(832,248)	$10,854,532	$(1,227,486)

Item 15. Recent Sales of Unregistered Securities, page 119

15.	We note the disclosure on page 74 in Note 24-Subsequent Events. Please revise to update this section to include the transactions listed in Note 24.

Response: Pursuant to your comment, we have updated our disclosure of Recent Sales of Unregistered Securities as follows:

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act as amended. Unless stated otherwise; (i) that each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition; (ii) no underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions; (iii) the transactions did not involve a public offerings; and (iv) each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

In connection with the Exchange Agreement, on April 22, 2010, we issued an aggregate of 47,568 shares of our Series M Preferred Stock to the Keyuan International Shareholder. We received in exchange from the Keyuan International Shareholder 50,000 shares of Keyuan International, representing 100% of the issued and outstanding shares of Keyuan International, which exchange resulted in Keyuan International becoming our wholly-owned subsidiary.   The issuance of such securities was exempt from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

As more fully described in Item 1.01 above, on April 22, 2010, immediately following the Share Exchange, we consummated the Private Placement for the issuance and sale of Units, consisting of an aggregate of (a) 5,954,058 shares of Series A Preferred Stock, (b) 661,562 Shares, (c) three-year Series A Warrants to purchase up to 661,562 Series A

Warrant Shares, and (d) three-year Series B Warrants to purchase up to 661,562 Series B Warrant Shares, for aggregate gross proceeds of approximately $23.2 million.  In connection with the Final Closing on May 17, 2010, the Company issued 784,278 shares of Series A Preferred Stock, 87,142 shares of Common Stock, 87,142 Series A Warrants and 87,142 Series B Warrants to the Investors.  The issuance of the Units, the Series A Preferred Stock, the Shares, the Series A Warrants, the Series B Warrants and the placement agent warrants pursuant to the Private Placement were exempt from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Securities Act.

On April 19, 2010, we issued 88,000 shares of common stock to Hayden Communications International, for the investor related services they will provide to us from April 19, 2010 to April 18, 2011.

The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Rule 506 of Regulation D promulgated thereunder.

On April 19, 2010,  we issued 48,000 shares of common stock to Chesapeake Group, Inc, for the investor related services they will provide to us in a period of 12 months. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Rule 506 of Regulation D promulgated thereunder.

On April 19, 2010,  we issued 50,000 shares of common stock to Hampton Growth Resources, LLC, for the investor related services they will provide to us for a 12 months period. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Rule 506 of Regulation D promulgated thereunder.

On July 1, 2010, we granted 80,000 five-year options to two outside directors to purchase up to 80,000 shares of the Company’s common stock at an exercise price of US$4.20 per share, in consideration of their services to the Company. Of these options, 40,000 of the options shall vest immediately after one year of the issuance and the remaining 40,000 of the options shall vest immediately after two years of the issuance, provided that the optionee is re-elected for successive one year terms at the end of 12 months of the issuance.

 On July 1, 2010, we granted 40,000 five-year options to a consultant to purchase an aggregate of 40,000 shares of the Company’s common stock at an exercise price of US$4.20 per share, in consideration of their services to the Company. Of these options, all 40,000 of the options shall vest immediately.

 On July 27, 2010, we granted 420,000 three-year options to a consultant to purchase an aggregate of  420,000 shares of the Company’s common stock at an exercise price of US$4.20 per share, in consideration of their services to the Company. Of these options, 70,000 of the options shall vest immediately, 31,818 shall vest monthly beginning on September 1, 2010 and the remaining balance of 95,456 shall vest on May 1, 2011.

On August 4, 2010, we granted 700,000 five-year options to 79 managers and employees to purchase in the aggregate 700,000 shares of the Company’s common stock at an exercise price of US$4.50 per share, in consideration of their services to the Company. Of these options, 30% of the Options shall vest immediately after one year of the issuance, 40% of the options shall vest immediately after two years of the issuance and 30% of the options shall vest immediately after three years of the issuance.

Signatures, page 123

16.	Please revise to provide the signature of your principal accounting officer or controller. Please refer to Instruction 1 of the Signature section of Form S-1 and Securities Act Rule 471.

Response: Pursuant to your comment, we have provided the signature of our vice present of accounting who is our principal accounting controller.

Exhibit 23.2

17.	We remind you to update your consent when you file your next amendment.

Response: Pursuant to your comment, we have updated our consent in this filing.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law